Sunrise Securities Corp.
641 Lexington Avenue, 25th Floor
New York, New York 10022

July 17, 2006

Mr. Perry Hindin
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form SB-2
File No. 333-131918

Dear Mr. Hindin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as a representative of the prospective underwriters, wishes to advise you that we hereby join with Cleveland BioLabs, Inc. in requesting that the effective date for the above-captioned Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30pm EDT on July 18, 2006, or as soon thereafter as practicable.

Please be advised that between May 31, 2006 and the date hereof, the undersigned have effected approximately the following distribution of copies of the preliminary prospectus dated May 31, 2006 (as modified by the preliminary prospectus included in Amendment No. 3 to the Registration Statement filed July 10, 2006 and the preliminary prospectus included in Amendment No. 4 to the Registration Statement filed July 14, 2006):

To Whom Delivered	Number of Copies
Prospective Underwriters	2200
Securities Dealers
Institutions	500
Individuals
NASD and statistical services
Others	40

We hereby confirm that we have complied, and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of the Prospectuses. We have been informed by the other underwriters and dealers participating in this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses. We further confirm that the National Association of Securities Dealers, Inc. has reviewed the compensation arrangements and has informed us that it will express no objections to the compensation and other arrangements.

Sincerely,

Sunrise Securities Corp.,
as lead managing underwriter and representative of the several underwriters

By:	/s/ Marcia Kucher
Marcia Kucher, CFO